
CRONOS


12-31-04
RECD S.E.C.
MAY 2 2005
1086

IEA Income Fund VIII


05052336

2004 Annual Report

April 29, 2005

To The Limited Partners in IEA Income Fund VIII:

The container leasing industry enjoyed another strong year during 2004 as improving economic conditions drove up cargo volumes worldwide and resulted in robust growth in containerized trade. The continued shift in global manufacturing and production to China was central to this global growth. China, with its seemingly endless hunger for raw materials, was the catalyst to the surge in trade volumes and the resulting high demand for existing and new marine cargo containers during the year.

The increase in demand for leased containers exceeded our expectations and propelled the Partnership's fleet utilization to near record levels. Utilization of the Partnership's fleet of containers was 98% at December 31, 2004, compared to 92% at December 31, 2003. Utilization averaged 96% during 2004, compared with 86% during 2003. Industry analysts expect that the factors supporting the growth in cargo volumes will continue throughout 2005, therefore prompting our customers, the shipping lines, to increase their requirements for leased containers.

The Partnership's off-hire inventories of dry cargo containers declined as shipping lines employed more leased containers to meet customer demand for moving cargo. This reduction, while contributing to higher fleet utilization, also resulted in substantial decreases in storage costs and in expenses related to repositioning containers. Declining inventories also contributed to an increase in the proceeds realized on the sale of used containers as fewer containers were available to meet the demand of buyers of existing containers.

At December 31, 2004, the Partnership's fleet consisted of 420 twenty-foot, 360 forty-foot, and 21 forty-foot high-cube dry cargo containers, representing approximately 17% of the original combined fleet. The Partnership has now completed its 16th year of operations. Over the past few years, we have been actively disposing of the container fleet, in accordance with one of the Partnership's original business objectives – to realize the residual value of the containers at the end of their useful economic lives. Over the next twelve months, we expect the Partnership to enter into the final phase of its liquidation and wind-up stage of operation by disposing of its remaining containers and focusing on the collection of lease receivables. However, in the interim and given the current strong demand for existing equipment, we will continue to lease the containers in order to capitalize on favorable market conditions. Once the final phase of operations has been completed, the Partnership will wind up its business, dissolve, and make a final distribution to the Limited Partners.

Going forward, we are optimistic that the container leasing market will continue to grow in the near term, bolstered by the expansion and growth potential in global trade. Against this backdrop, and barring unexpected surprises, we expect to deliver continued good performance in 2005.

Concurrent with the strong container leasing environment, the Partnership's success has been due in large part to the expertise of industry veterans in management who have helped establish Cronos as a progressive, well-respected participant in the chain of global trade. We have a demonstrated track record of success, a sound business plan, and an excellent team. Over the years, we have proven that through our combined efforts we can generate revenue growth while fostering our cost disciplines.

In closing, I thank the Limited Partners for their continued support of the General Partner's efforts this past year.

Sincerely,



Dennis J. Tietz
President
Cronos Capital Corp.
The General Partner

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

Commission file number 0-17942

IEA INCOME FUND VIII,
A California Limited Partnership
(Exact name of registrant as specified in its charter)

California	94-3046886
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Front Street, Suite 925, San Francisco, California 94111
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (415) 677-8990

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Not Applicable	

Securities registered pursuant to Section 12(g) of the Act:

UNITS OF LIMITED PARTNERSHIP INTERESTS
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_. No ___.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes __. No _X_.

The aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant is not applicable, because the outstanding Partnership interests of the Registrant are not traded on any exchange or in any inter-dealer market.

Documents incorporated by Reference

Prospectus of IEA Income Fund VIII, A California Limited Partnership dated October 13, 1987 included as part of Registration Statement on Form S-1 (No. 33-16984)

IEA INCOME FUND VIII

Report on Form 10-K for the Fiscal Year Ended December 31, 2004

TABLE OF CONTENTS

PAGE

PART I ... 3

Item 1 — Description of Business ... 3

Item 2 — Properties ... 10

Item 3 — Legal Proceedings ... 10

Item 4 — Submission of Matters to a Vote of Security Holders ... 10

PART II ... 11

Item 5 — Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities ... 11

Item 6 — Selected Financial Data ... 12

Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations ... 12

Item 7A — Quantitative and Qualitative Disclosures About Market Risk ... 21

Item 8 — Financial Statements and Supplementary Data ... 21

Item 9 — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure ... 35

Item 9A — Controls and Procedures ... 35

Item 9B — Other Information ... 35

PART III ... 36

Item 10 — Directors and Executive Officers of the Registrant ... 36

Item 11 — Executive Compensation ... 39

Item 12 — Security Ownership of Certain Beneficial Owners and Management ... 40

Item 13 — Certain Relationships and Related Transactions ... 40

Item 14 — Principal Accountant Fees and Services ... 41

PART IV ... 42

Item 15 — Exhibits and Financial Statement Schedules ... 42

PART I

Item 1. Business

(a) General Development of Business

The Registrant is a California limited partnership formed on August 31, 1987 to engage in the business of leasing marine dry cargo containers to unaffiliated third-party lessees. The Registrant was initially capitalized with $100, and commenced offering its limited partnership interests to the public during the week of October 13, 1987, pursuant to its Registration Statement on Form S-1 (File No. 33-16984). The offering terminated on August 31, 1988.

The Registrant raised $10,746,600 in subscription proceeds. The following table sets forth the use of said subscription proceeds:

	Amount	Percentage of Gross Proceeds
Gross Subscription Proceeds	$ 10,746,600	100.0%
Public Offering Expenses:		
Underwriting Commissions	$ 1,074,650	10.0%
Offering and Organization Expenses	$ 386,635	3.6%
Total Public Offering Expenses	$ 1,461,285	13.6%
Net Proceeds	$ 9,285,315	86.4%
Acquisition Fees	$ 91,234	0.8%
Working Capital Reserve	$ 70,671	0.7%
Gross Proceeds Invested in Equipment	$ 9,123,410	84.9%

The general partner of the Registrant is Cronos Capital Corp. ("CCC"), a wholly-owned subsidiary of Cronos Holdings/Investments (U.S.), Inc., a Delaware corporation. These and other affiliated companies are ultimately wholly-owned by The Cronos Group, a holding company registered in Luxembourg (the "Parent Company") and are collectively referred to as the "Group." The activities of the container division of the Group are managed through the Group's subsidiary in the United Kingdom, Cronos Containers Limited (the "Leasing Company"). The Leasing Company manages the leasing operations of all equipment owned by the Group on its own behalf or on behalf of other third-party container owners, including all programs organized by CCC.

Pursuant to the Limited Partnership Agreement of the Registrant, all authority to administer the business of the Registrant is vested in CCC. A Leasing Agent Agreement exists between CCC and the Leasing Company, whereby the Leasing Company has assumed the responsibility for the container leasing activities of CCC's managed programs.

For a discussion of recent developments in the Registrant's business, see Item 7, "Management's Discussion and Analysis of Financial Condition and Result of Operations."

For information concerning the containers acquired by the Registrant, see Item 2, "Properties."

(b) Financial Information About Segments

An operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and about which separate financial information is available. The Leasing Company's management operates the Registrant's container fleet as a homogenous unit and has determined that as such it has a single reportable operating segment.

Due to the Registrant's lack of information regarding the physical location of its fleet of containers when on lease in the global shipping trade, it is impracticable to provide the geographic area information. Any attempt to separate "foreign" operations from "domestic" operations would be dependent on definitions and assumptions that are so subjective as to render the information meaningless and potentially misleading. Accordingly, the Registrant believes that it does not possess discernible geographic reporting segments as defined in SFAS No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information".

Two sub-lessees of the Leasing Company each generated more than 10% of the Leasing Company's rental revenue earned on behalf of the Registrant during 2004. Mediterranean Shipping Company S.A. ("MSC") generated approximately 30% or $71,932 of the Leasing Company's rental revenue earned on behalf of the Registrant, and APL Company Pte. Ltd. ("APL") generated approximately 17% or $41,603 of the Leasing Company's rental revenue earned on behalf of the Registrant during 2004. Two sub-lessee of the Leasing Company, MSC and APL, contributed approximately 32% or $86,184, and 16% or $42,915, respectively, of the Leasing Company's rental revenue earned on behalf of the Registrant during 2003. During 2002, MSC contributed approximately 16% or $106,161 of the Leasing Company's revenue earned on behalf of the Registrant. MSC is a private company located in Switzerland and is ranked as the second largest container liner operator in the world. APL is a wholly owned subsidiary of Singapore-based Neptune Orient Lines.

(c) Narrative Description of Business

(c)(1)(i) A marine cargo container is a reusable metal container designed for the efficient carriage of cargo with a minimum of exposure to loss from damage or theft. Containers are manufactured to conform to worldwide standards of container dimensions and containership fittings adopted by the International Standards Organization ("ISO") in 1968. The standard dry marine cargo container is either 20' long x 8' wide x 8'6" high (one twenty-foot equivalent unit ("TEU"), the standard unit of physical measurement in the container industry) or 40' long x 8' wide x 8'6" high (two TEU). Standardization of the construction, maintenance and handling of containers allows containers to be picked up, dropped off, stored and repaired efficiently throughout the world. This standardization is the foundation on which the container industry has developed.

Standard dry cargo containers are rectangular boxes. They are constructed to carry a wide variety of cargoes ranging from heavy industrial raw materials to light-weight finished goods. Specialized containers such as refrigerated and tank containers are utilized for the transport of temperature-sensitive goods and for the carriage of liquid cargo. Cellular palletwide containers ("CPCs") provide shipping lines with a container with extra width for the carriage of unitized or palletized cargoes.

One of the primary benefits of containerization has been the ability of the shipping industry to effectively lower freight rates due to the efficiencies created by standardized intermodal containers. Containers can be handled much more efficiently than loose cargo and are typically shipped via several modes of transportation, including ship, truck and rail. Containers require loading and unloading only once and remain sealed until arrival at the final destination, significantly reducing transport time, labor and handling costs and losses due to damage and theft. Efficient movement of containerized cargo between ship and shore reduces the amount of time that a ship must spend in port.

The logistical advantages and reduced freight rates brought about by containerization have been major catalysts for world trade growth since the late 1960's, resulting in an increased demand for containers. The world's container fleet has grown from an estimated 270,000 TEU in 1969 to approximately 17 million TEU by the end of 2004.

The container leasing business is cyclical, and depends largely upon the rate of growth in the volume of world trade.

Benefits of Leasing

The container fleets of leasing companies represent approximately 46% of the world's container fleet with the balance owned predominantly by shipping lines. Shipping lines, which traditionally operate on tight profit margins, often supplement their owned fleet of containers by leasing a portion of their equipment from container leasing companies and, in doing so, achieve the following financial and operational benefits:

- Leasing allows the shipping lines to utilize the equipment they need without having to make large capital expenditures;
- Leasing offers a shipping line an alternative source of financing in a traditionally capital-intensive industry;
- Leasing enables shipping lines to expand their trade routes and market shares at a relatively low cost without making a permanent commitment to support their new structure;
- Leasing allows shipping lines to respond to changing seasonal and trade route demands, thereby optimizing their capital investment and minimizing storage costs;
- Leasing provides shipping lines with the flexibility to respond to rapidly changing market opportunities as they arise without relying exclusively on their own containers;
- Leasing allows shipping lines to benefit from the relationship between container manufacturers and leasing companies.

Types of Leases

On behalf of the Registrant, the Leasing Company leases the Registrant's containers primarily to shipping lines operating in major trade routes (see Item 1(d)). The Registrant's marine dry cargo containers may be leased pursuant to operating leases, whereby the containers are leased to the ocean carrier on a daily basis for any desired length of time, with the flexibility of picking up and dropping off containers at various agreed upon locations around the world. Some of the Registrant's containers may be leased pursuant to term leases, which may have durations of one to five years. Specialized containers are generally leased on longer-term leases because the higher cost, value and complexity of this equipment makes it more expensive to redeliver and lease out. Lastly, some of the Registrant's containers may be leased pursuant to sales-type leases, whereby the containers are leased over a period greater than one year, with fixed payments and provide the lessee with a purchase option at the end of the lease term.

- *Master leases.* Master leases are leases under which a customer may lease a certain number of containers, as needed, under a general agreement between the lessor and the lessee. Such leases provide customers with greater flexibility by allowing customers to pick up and drop off containers where and when needed, subject to restrictions and availability, on pre-agreed terms. Master leases also define the number of containers that may be returned within each calendar month, the return locations and applicable drop-off charges. Due to the increased flexibility they offer, master leases usually command higher per-diem rates and generate more ancillary revenue (including pick-up, drop-off, handling and off-hire fees) than term leases. Ocean carriers generally use one-way leases to manage trade imbalances (where more containerized cargo moves in one direction than another) by picking up a container in one port and dropping it off at another location after one or more legs of a voyage. The commercial terms of master leases are usually negotiated or renewed annually.
- *Term leases.* Term leases are for a fixed period of time, typically varying from three to five years. Term lease agreements may contain early termination penalties that apply in the event of early redelivery. In most cases, however, equipment cannot be returned prior to the expiration of the lease. Term leases provide greater revenue stability to the lessor, but at lower lease rates than master leases. Ocean carriers use term leases to lower their operating costs when they have a need for identified containers for a specified term. They differ from master leases in that they define the number of containers to be leased and the lease term.

- *Sales-type leases.* Sales-type leases are usually long-term in nature, ranging from three to seven years, and require relatively low levels of customer service. They ordinarily require fixed payments over a defined period and provide customers with an option to purchase the subject containers at the end of the lease term. Per diem rates include an element of repayment of capital and therefore are usually higher than rates charged under either term or master leases.

The percentage of equipment under term, master and other lease types varies widely among leasing companies, depending upon each company's leasing strategy regarding profit margins, operating costs and cash flows.

Lease rates depend on several factors including a customer's financial strength, type of lease, length of term, type and age of the equipment, equipment replacement costs, interest rates, maintenance provided, and market conditions.

The terms and conditions of the Leasing Company's leases provide that customers are responsible for paying all taxes and service charges arising from container use, maintaining the containers in good and safe operating condition while on lease and paying for repairs, excluding ordinary wear and tear, upon redelivery. Some leases provide for a "damage protection plan" whereby lessees, for an additional payment (which may be in the form of a higher per-diem rate), are relieved of the responsibility of paying some of the repair costs upon redelivery of the containers. The Leasing Company provides this service to selected customers. Repairs provided under such plans are carried out by the same depots, under the same procedures, as are repairs to containers not covered by such plans. Customers also are required to insure leased containers against physical damage and loss, and against third party liability for loss, damage, bodily injury or death.

Customers

The Registrant does not believe that its ongoing business is dependent upon a single customer, although the loss of one or more of its largest customers could have an adverse effect upon its business. Two sub-lessees of the Leasing Company each accounted for more than 10% of the Leasing Company's rental revenue earned on behalf of the Registrant during 2004. MSC generated approximately 30% or $71,932 of the Leasing Company's rental revenue earned during 2004 on behalf of the Registrant, and APL generated approximately 17% or $41,603 of the Leasing Company's rental revenue earned during 2004 on behalf of the Registrant. The majority of the Leasing Company's customers are billed and pay in United States dollars.

The Leasing Company sets maximum credit limits for all of the Registrant's customers, limiting the number of containers leased to each according to established credit criteria. The Leasing Company continually tracks its credit exposure to each customer. The Leasing Company's credit committee meets quarterly to analyze the performance of the Registrant's customers and to recommend actions to be taken in order to minimize credit risks. The Leasing Company uses specialist third party credit information services and reports prepared by local staff to assess credit quality.

The Registrant may be subject to unexpected loss in rental revenue from sub-lessees of its containers that default under their container lease agreements with the Leasing Company. The Registrant and Leasing Company maintain insurance against loss or damage to the containers, loss of lease revenue in certain cases and costs of container recovery and repair in the event that a customer declares bankruptcy.

Fleet Profile

The Registrant acquired high-quality dry cargo containers manufactured to specifications that exceed ISO standards (the "ISO") and are designed to minimize repair and operating costs.

Dry cargo containers are the most commonly used type of container in the shipping industry. The Registrant's dry cargo container fleet is constructed of all Corten® steel (i.e., Corten® roofs, walls, doors and undercarriage), which is a high-tensile steel yielding greater, damage and corrosion resistance than mild steel.

As of December 31, 2004, the Registrant owned 420 twenty-foot, 360 forty-foot and 21 forty-foot high-cube dry cargo containers. The following table sets forth the number of containers on lease, by container type and lease type as of December 31, 2004:

	20-Foot	40-Foot	40-Foot High-Cube
Containers on lease:			
Master lease	106	43	15
Term lease			
Short term[1]	72	121	6
Long term[2]	5	6	-
Sales-type lease	230	180	-
Subtotal	413	350	21
Containers off lease	7	10	-
Total container fleet	420	360	21

1. *Short term leases represent term leases that are either scheduled for renegotiation or that may expire in 2005.*
2. *Long term leases represent term leases, the majority of which will expire between 2005 and 2008.*

The Leasing Company makes payments to the Registrant based upon rentals collected from customers after deducting certain operating expenses associated with the containers, such as the base management and incentive fees payable to the Leasing Company, certain expense reimbursements payable to CCC and the Leasing Company, the costs of maintenance and repairs not performed by lessees, independent agent fees and expenses, depot expenses for handling, inspection and storage, and additional insurance.

Repair and Maintenance

All containers are inspected and repaired when redelivered by customers who are obligated to pay for all damage repair, excluding wear and tear, according to standardized industry guidelines. Some customers are relieved of the responsibility of paying some repair costs upon redelivery of containers, as described under "Description of Business – Lease Profile." Depots in major port areas perform repair and maintenance that is verified by either independent surveyors or the Leasing Company's technical and operations staff.

Before any repair or refurbishment is authorized on older containers in the Registrant's fleet, the Leasing Company's technical and operations staff reviews the age, condition and type of container, and its suitability for continued leasing. The Leasing Company compares the cost of such repair or refurbishment with the prevailing market resale price that might be obtained for that container and makes the decision whether to repair or sell the container accordingly. The Leasing Company is authorized to make this decision on behalf of the Registrant and makes this decision by applying the same standards to the Registrant's containers as to its own containers.

Disposition of Used Containers

The Leasing Company estimates that the period for which a container may be used by the Registrant as a leased marine cargo container ranges from 12 to 15 years. On behalf of the Registrant, the Leasing Company disposes of used containers in a worldwide market in which buyers include wholesalers, mini-storage operations, construction companies and others. The market for used containers generally depends on new container prices, the quantity of containers targeted for disposal and the overall lease market for containers at a particular location. As the Registrant's fleet ages, a larger proportion of its revenue and cash flow may be derived from selling its containers.

Operations

The Registrant's sales and marketing operations are conducted through the Leasing Company in the United Kingdom, with support provided by area offices and dedicated agents located in San Francisco; New Jersey; Antwerp; Genoa; Gothenburg; Hamburg; Singapore; Hong Kong; Sydney; Tokyo; Taipei; Seoul; Rio de Janeiro; Shanghai and Chennai.

The Leasing Company also maintains agency relationships with approximately 14 independent agents around the world, which are generally paid a commission based upon the amount of revenues generated in the region or the number of containers that are leased from their area on behalf of the Registrant. The agents are located in jurisdictions where the volume of the Leasing Company's business necessitates a presence in the area but is not sufficient to justify a fully-functioning Leasing Company office or dedicated agent. Agents provide marketing support to the area offices covering the region, together with limited operational support.

In addition, the Leasing Company relies on the services of approximately 350 independently-owned and operated depots around the world to inspect, repair, maintain and store containers while off-hire. The Leasing Company's area offices authorize all container movements into and out of the depot and supervise all repairs and maintenance performed by the depot. The Leasing Company's technical staff sets the standards for repair of its owned and managed fleet throughout the world and monitors the quality of depot repair work. The depots provide a link to the Leasing Company's operations, as the redelivery of a container into a depot is the point at which the container is off-hired from one customer and repaired in preparation for re-leasing to the next customer.

The Leasing Company's global network is integrated with its computer system and provides 24-hour communication between offices, agents and depots. The system allows the Leasing Company to manage and control the Registrant's fleet on a global basis, providing it with the responsiveness and flexibility necessary to service the leasing market effectively. This system is an integral part of the service, as it processes information received from the various offices, generates billings to the Leasing Company's lessees and produces a wide range of reports on all aspects of the Leasing Company's leasing activities. The system records the life history of each container, including the length of time on and off-hire, repair costs, as well as port activity trends, leasing activity and equipment data per customer. The operations and marketing data is fully interfaced with the finance and accounting system to provide revenue, cost and asset information to management and staff around the world.

In recent years, the Leasing Company and other lessors have developed certain internet-based applications. For the Leasing Company, these applications allow customers access to make on-line product inquiries. The Leasing Company is continuing to develop its internet-based business and will introduce other internet options as suitable applications are identified.

Insurance

The Leasing Company's lease agreements typically require lessees to obtain insurance to cover all risks of physical damage and loss of the equipment under lease, as well as public liability and property damage insurance. However, the precise nature and amount of the insurance carried by each lessee may vary. In addition, the Registrant has purchased secondary insurance effective in the event that a lessee fails to have adequate primary coverage. This insurance covers liability arising out of bodily injury and/or property damage as a result of the ownership and operation of the containers, as well as insurance against loss or damage to the containers, loss of lease revenue in certain cases and cost of container recovery and repair in the event that a customer goes into bankruptcy. The Registrant believes that the nature and the amounts of its insurance are customary in the container leasing industry and subject to standard industry deductions and exclusions.

(c)(1)(ii) Inapplicable.

(c)(1)(iii) Inapplicable.

(c)(1)(iv) Inapplicable.

(c)(1)(v) The Registrant's containers are leased globally; therefore, seasonal fluctuations are minimal. Other economic and business factors to which the transportation industry in general and the container leasing industry in particular are subject, include fluctuations in general business conditions and fluctuations in supply and demand for equipment resulting from, among other things, obsolescence, changes in the methods or economics of a particular mode of transportation or changes in governmental regulations or safety standards.

(c)(1)(vi) The Registrant established an initial working capital reserve of approximately $71,000 (approximately 0.7% of subscription proceeds raised). In addition, the Registrant may reserve additional amounts from anticipated cash distributions to the partners to meet working capital requirements. Accordingly, the Registrant has reserved an additional $60,000 as part of its working capital for expenses related to its final liquidation and subsequent dissolution.

Amounts due under master leases are calculated at the end of each month and billed approximately six to eight days thereafter. Amounts due under other lease types are set forth in the respective lease agreements and are generally payable monthly. However, payment is normally received within 45-100 days of billing. Past due penalties are not customarily collected from lessees and, accordingly, are not generally levied by the Leasing Company against lessees of the Registrant's containers.

(c)(1)(vii) For the fiscal year ended December 31, 2004, one sub-lessee of the Leasing Company, MSC, accounted for approximately 30% or $71,932 of the Registrant's rental income, and APL, another sub-lessee of the Leasing Company, accounted for approximately 17% or $41,603 of the Registrant's rental income. The Registrant does not believe that its ongoing business is dependent upon a single customer, although the loss of one or more of its largest customers could have an adverse effect upon its business.

(c)(1)(viii) Inapplicable.

(c)(1)(ix) Inapplicable.

(c)(1)(x) Competition among container leasing companies is based upon several factors, including the location and availability of inventory, lease rates, the type, quality and condition of the containers, the quality and flexibility of the service offered and the professional relationship between the customer and the lessor. Other factors include the speed with which a leasing company can prepare its containers for lease and the ease with which a lessee believes it can do business with a lessor or its local area office. Not all container leasing companies compete in the same market, as some supply only dry cargo containers and not specialized containers. In addition to dry cargo containers, refrigerated containers and tanks, the Leasing Company supplies a wide range of dry freight special containers.

The Leasing Company, on behalf of the Registrant, competes with various container leasing companies in the markets in which it conducts business. The container leasing companies are comprised of three broad groups. The first group includes five leasing companies that control almost 65% of the total leased fleet. The second group, which includes the Leasing Company, controls approximately 24% of the total leased fleet. The third group, controlling the remaining 11%, comprises the smaller, more specialized fleet operators. Ocean carriers have a tendency to support a number of lessors simultaneously in order to maximize competition and increase the number of available locations for redelivery of containers. Economies of scale, worldwide operations, diversity, size of fleet and financial strength are increasingly important to the successful operation of a container leasing business. Additionally, as containerization continues to grow, and regions such as China, South America and the Indian sub-continent generate an increasing volume of containerized cargo, customers may demand more flexibility from leasing companies particularly regarding the structure of leases, per-diem rates, pick-up and drop-off locations, and the availability of containers.

(c)(1)(xi) Inapplicable.

(c)(1)(xii) Inapplicable.

(c)(1)(xiii) The Registrant, as a limited partnership, is managed by CCC, the general partner, and accordingly does not itself have any employees. At February 28, 2005, CCC had 13 employees, consisting of 3 officers, 6 other managers and 4 clerical and staff personnel. The Leasing Company had 31 employees, consisting of 3 officers, 10 other managers, and 18 clerical and staff personnel.

(d) Financial Information About Geographic Areas

The Registrant's business is not divided between foreign or domestic operations. The Registrant's business is the leasing of containers worldwide to ocean carriers. To this extent, the Registrant's operations are subject to the fluctuations of world economic and political conditions. Such factors may affect the pattern and levels of world trade. The Registrant believes that the profitability of, and risks associated with, leases to foreign customers is generally the same as those of leases to domestic customers. The Registrant's leases generally require all payments to be made in United States currency.

Lease revenue is deemed to be earned based on the physical location of the containers while on lease. Almost all of the Registrant's lease revenue is earned from containers leased world wide to ocean carriers. Due to the lack of information regarding the physical location of the Registrant's fleet when on lease in the global shipping trade, the Registrant believes that it does not possess discernible geographic reporting segments.

Item 2. Properties

As of December 31, 2004, the Registrant owned 420 twenty-foot, 360 forty-foot and 21 forty-foot high-cube marine dry cargo containers suitable for transporting cargo by rail, sea or highway. The average age, manufacturers' invoice cost and estimated useful life of the Registrant's containers as of December 31, 2004 were as follows:

	Estimated Useful Life	Average Age	Average Cost
20-Foot Dry Cargo Containers	12-15 years	15 years	$ 2,582
40-Foot Dry Cargo Containers	12-15 years	17 years	$ 2,804
40-Foot High-Cube Dry Cargo Containers	12-15 years	16 years	$ 4,211

All but 250 twenty-foot and 1,145 forty-foot containers were originally acquired from container manufacturers located in Korea and India. Pursuant to undertakings made in Sections 4.3 and 7.2(j) of the Partnership Agreement in the Registration Statement (No. 33-16984), the Registrant purchased a total of 250 twenty-foot and 1,145 forty-foot marine dry cargo containers from CCC in 1988-1992. These containers were originally purchased by CCC from two manufacturers in Korea in 1987 and 1992.

Utilization by lessees of the Registrant's containers fluctuates over time depending on the supply of and demand for containers in the Registrant's inventory locations. During 2004, utilization of the Registrant's containers averaged 96%.

During 2004, the Registrant disposed of 62 twenty-foot, 94 forty-foot and 7 forty-foot high-cube marine dry cargo containers at an average net gain on disposal of $391 per container.

On December 1, 2004, the Registrant amended a term lease agreement with one lessee to include a bargain purchase option. The amendment resulted in the term lease agreement being reclassified as a sales-type lease and accordingly, the recognition of the sale of 230 twenty-foot and 180 forty-foot marine dry cargo containers that were on-hire with the lessee on the date of the amendment. The difference between the present value of the future payments under this lease and the net book value of the containers at the time of the amendment resulted in an average net loss of $118 per container.

Item 3. Legal Proceedings

Inapplicable.

Item 4. Submission of Matters to a Vote of Security Holders

Inapplicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Market Information

(a)(1)(i) The Registrant's outstanding units of limited partnership interests are not traded on any market nor does an established public trading market exist for such purposes.

(a)(1)(ii) Inapplicable.

(a)(1)(iii) Inapplicable.

(a)(1)(iv) Inapplicable.

(a)(1)(v) Inapplicable.

(a)(2) Inapplicable.

(b) Holders

(b)(1)	Title of Class	Number of Unit Holders as of December 31, 2004
	Units of limited partnership interests	1,220

(c) Dividends

Inapplicable. For the distributions made by the Registrant to its limited partners, see Item 6, "Selected Financial Data."

(d) Securities authorized for issuance under equity compensation plans.

Inapplicable.

(e) Issuer purchases of equity securities.

Inapplicable.

Item 6. Selected Financial Data

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Net lease revenue	$ 149,812	$ 154,332	$ 193,691	$ 396,179	$ 583,863
Net income (loss)	$ 68,264	$ 26,978	$ (200,404)	$ 20,826	$ 311,860
Net income (loss) per unit of limited partnership interest	$ 1.14	$ (.90)	$ (9.23)	$ (4.34)	$ 8.27
Cash distributions per unit of limited partnership interest	$ 11.56	$ 9.06	$ 23.13	$ 46.56	$ 46.88
At year-end:					
Total assets	$ 582,044	$ 793,360	$ 985,513	$ 1,745,076	$ 2,850,126
Partners' capital	$ 582,044	$ 793,360	$ 985,513	$ 1,745,076	$ 2,850,126

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the Registrant's historical financial condition and results of operations should be read in conjunction with the historical consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this report.

The information in this Annual Report on Form 10-K (the "Report") contains certain "forward-looking statements" within the meaning of the securities law. These forward-looking statements reflect the current view of the Registrant and CCC, with respect to future events and financial performance and are subject to a number of risks and uncertainties, many of which are beyond the control of the Registrant and CCC. All statements other than statements of historical facts included in this Report, including statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations," regarding the Registrant's strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of the Registrant are forward-looking statements.

All forward-looking statements speak only as of the date of this Report. The Registrant does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although the Registrant and CCC believe that their plans, intentions and expectations reflected in or suggested by the forward-looking statements made in this report are reasonable, the Registrant and CCC can give no assurance that these plans, intentions or expectations will be achieved. Future economic, political and industry trends that could potentially impact revenues and profitability are difficult to predict, as well as the risks and uncertainties including, but not limited to, changes in demand for leased containers, changes in global business conditions and their effect on world trade, changes within the global shipping industry, the financial strength of the shipping lines and other sub-lessees of the Registrant's containers, fluctuations in new container prices, changes in the costs of maintaining and repairing used containers, changes in competition, changes in the ability of the Leasing Company to maintain insurance on behalf of the Registrant's container fleet, as well as other risks detailed herein and from time to time in the Registrant's filings with the Securities and Exchange Commission.

Liquidity and Capital Resources

During the Registrant's first 10 years of operations, the Registrant's primary objective was to generate cash flow from operations for distribution to its limited partners. Aside from the initial working capital reserve retained from the gross subscription proceeds (equal to approximately .7% of such proceeds), the Registrant relied primarily on container rental receipts to meet this objective as well as to finance current operating needs. No credit lines are maintained to finance working capital. Commencing in 1998, the Registrant's 11th year of operations, the Registrant began focusing its attention on the disposition of its fleet in accordance with another of its original investment objectives, realizing the residual value of its containers after the expiration of their economic useful lives, estimated to be between 12 to 15 years after placement in leased service. Since that time, the Registrant has been actively disposing of its fleet, while cash proceeds from equipment disposals, in addition to cash from operations, have provided the cash flow for distributions to the limited partners. The decision to dispose of containers is influenced by various factors including age, condition, suitability for continued leasing as well as the geographical location when disposed. Although the Registrant's fleet size has been reduced to approximately 17% of its original fleet size, CCC has made the decision to continue the Registrant's leasing operations and to capitalize on the current, favorable market conditions. Within the next twelve months, the Registrant is expected to enter the final phase of its liquidation and wind-up stage of operations by disposing of its remaining fleet and focusing on the collection of its lease receivables, a component of net lease receivables. The Registrant will thereafter undertake a final distribution to its partners, then cancel the Certificate of Limited Partnership, thus terminating and dissolving the Partnership. Upon the liquidation of CCC's interest in the Registrant, CCC shall contribute to the Registrant an aggregate amount equal to the deficit balance in its capital account at the time of such liquidation, after giving effect to the allocation of income or loss arising from the liquidation of the Registrant's assets.

Cash distributions from operations were originally allocated 5% to the general partner and 95% to the limited partners. Distributions of sales proceeds were allocated 100% to the limited partners. In 1994, pursuant to Section 6.1(b) and (c) of the Partnership Agreement, the allocation of distributions from operations among the general partner and limited partners was adjusted to 10% and 90%, respectively. The allocation of distributions of cash from sales proceeds among the general partner and limited partners remained unchanged. This sharing arrangement remained in place until the second quarter of 1997, at which time the limited partners had received from the Registrant aggregate distributions in an amount equal to their adjusted capital contributions plus a 10% cumulative compounded daily annual return on their adjusted capital contributions. Thereafter, all distributions were allocated 20% to the general partner and 80% to the limited partners, pursuant to Sections 6.1(b) and (c) of the Registrant's Partnership Agreement. Cash distributions from operations to the general partner in excess of 10% of distributable cash are considered an incentive fee and compensation to CCC.

From inception through February 28, 2005, the Registrant has distributed, on a cash basis, $20,282,705 in cash from operations and $3,732,767 in cash from container sales proceeds to its limited partners. This represents total cash basis distributions of $24,015,472, or approximately 223% of the limited partners' original invested capital. Distributions to the partners are determined and paid quarterly, based primarily on each quarter's cash flow from operations and cash generated from container sales. Quarterly distributions are also affected by periodic increases or decreases to working capital reserves, as deemed appropriate by the general partner. Sales proceeds distributed to its partners may fluctuate in subsequent periods, reflecting the level of container disposals. During the period October 1, 2002 through June 30, 2003, the Registrant suspended distributions to increase its working capital for expenses related to its final liquidation and subsequent dissolution. At December, 31, 2004, the Registrant had an additional $60,000 as part of its working capital for expenses related to its final liquidation and subsequent dissolution.

At December 31, 2004, the Registrant had $255,959 in cash and cash equivalents, a decrease of $37,109 and $4,708, respectively, from the cash balances at December 31, 2003 and December 31, 2002. The Registrant invests its working capital, as well as cash flows from operations and the sale of containers that have not yet been distributed to CCC or its limited partners in money market funds.

Cash from Operating Activities: Net cash provided by operating activities, primarily generated from the billing and collection of net lease revenue, was $110,640 during 2004, compared to $82,743 and $155,024 during 2003 and 2002, respectively.

Cash from Investing Activities: Net cash provided by investing activities was $131,831 during 2004 compared to $168,789 and $336,488 in 2003 and 2002, respectively. These amounts represent sales proceeds generated from the sale of container equipment.

Cash from Financing Activities: Net cash used in financing activities was $279,580 during 2004 compared to $219,131 and $559,159 during 2003 and 2002, respectively. These amounts represent distributions to the Registrant's general and limited partners. The Registrant's continuing container disposals should produce lower operating results, and consequently, lower distributions to its partners in subsequent periods.

Off-Balance Sheet Arrangements

As part of the Registrant's ongoing business, the Registrant does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2004, the Registrant was not involved in any material unconsolidated SPE transactions.

Contractual Obligations

As of December 31, 2004, the Registrant did not have any contractual obligations or commercial commitments.

Results of Operations

Market Overview

Pursuant to the Limited Partnership Agreement of the Registrant, all authority to administer the business of the Registrant is vested in CCC. A Leasing Agent Agreement exists between CCC and the Leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Registrant. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Registrant's containers to ocean carriers and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Registrant, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership.

The primary component of the Registrant's results of operations is net lease revenue. Net lease revenue is determined by deducting direct operating expenses, management and incentive fees and reimbursed administrative expenses from gross lease revenues billed by the Leasing Company from the leasing of the Registrant's containers. Net lease revenue is directly related to the size, utilization and per-diem rental rates of the Registrant's fleet. Direct operating expenses are direct costs associated with the Registrant's containers. Direct operating expenses may be categorized as follows:

- Activity-related expenses include agents costs and depot costs such as repairs, maintenance and handling.
- Inventory-related expenses for off-hire containers, comprising storage and repositioning costs. These costs are sensitive to the quantity of off-hire containers as well as the frequency at which containers are re-delivered.
- Legal and other expenses include legal costs related to the recovery of containers and doubtful accounts, insurance and provisions for doubtful accounts.

At December 31, 2004, approximately 17% of the original equipment remained in the Registrant's fleet, as compared to approximately 20% at December 31, 2003. The following table summarizes the composition of the Registrant's fleet (based on container type) at December 31, 2004.

	20-Foot	40-Foot	40-Foot High-Cube
Containers on lease:			
Master lease	106	43	15
Term lease			
Short term[1]	72	121	6
Long term[2]	5	6	-
Sales-type lease	230	180	-
Subtotal	413	350	21
Containers off lease	7	10	-
Total container fleet	420	360	21

	20-Foot		40-Foot		40-Foot High-Cube	
	Units	%	Units	%	Units	%
Total purchases	2,244	100%	2,396	100%	150	100%
Less disposals	1,824	81%	2,036	85%	129	86%
Remaining fleet at December 31, 2004	420	19%	360	15%	21	14%

1. *Short term leases represent term leases that are either scheduled for renegotiation or that may expire in 2005.*
2. *Long term leases represent term leases, the majority of which will expire between 2005 and 2008.*

Container trade volumes, especially within Asia-Europe and intra-Asian trade routes, experienced substantial growth during 2004. China's import and export markets were a catalyst to this growth, in addition to low global interest rates and improved investor and consumer confidence. Economists report that China's 2004 exports and imports increased 35% and 36%, respectively, over the prior year. The increase in 2004 trade volumes also contributed to stronger container leasing market conditions and higher levels of demand for new and existing containers. The Registrant's dry cargo container utilization measured 98% at December 31, 2004, compared to 92% and 84% at December 31, 2003 and 2002, respectively. Based on the current market for leased containers and forecasts from industry analysts indicating continued levels of demand through 2005, CCC and the Leasing Company do not expect a significant decline in the Registrant's utilization rates. The following table summarizes the Registrant's average utilization rates and average fleet size for each of the last three years.

	2004	2003	2002
Fleet size (measured in twenty-foot equivalent units (TEU))			
Dry cargo containers	1,310	1,615	2,048
Average utilization rates			
Dry cargo containers	96%	86%	81%

Container manufacturers increased production output levels in 2004 in order to meet the increased container demand by shipping lines. Production of new containers was hampered somewhat by steel shortages earlier in the year, contributing to stronger market conditions for leased containers. As steel prices increased during 2004, along with the price of other materials including wood flooring, the cost of a new twenty-foot dry cargo container also increased, from $1,350 during the latter part of 2003, to the current price of $2,200, an amount higher than at any time since 1995, the last time container prices peaked. As a result of the current high demand for new container equipment, a significant reduction in the price of new containers is unlikely in the near future.

The increase in trade volumes also placed additional burdens on the world's ports and railroads, contributing to congestion in certain locations, particularly in the US and Europe, therefore, increasing the turnaround time for containerships and further reducing the available supply of containers. Within the US, port congestion on the US west coast has encouraged the shipping of cargo directly to less-congested US east and gulf coast ports. The fact that routes from Asia to the US east coast are 50 percent longer than to the US west coast requires shipping lines to utilize additional containerships and a larger volume of containers over a longer period of time.

Off-hire inventories of older containers throughout the world declined, as shipping lines employed more leased containers to meet their increasing container requirements arising from the robust growth in containerized trade and the acceptance of new, larger containerships. This decline in inventories has resulted in substantial decreases in storage expenses and expenditures to reposition containers from low demand locations to locations of higher demand. Declining inventories have also contributed to an increase in the proceeds realized on the sale of used containers, as fewer containers were available to meet the demand of buyers of existing containers. The Registrant's dry cargo inventory of off-hire containers at December 31, 2004 decreased approximately 76% and 90% when compared to off-hire inventories at December 31, 2003 and December 31, 2002, respectively. The Leasing Company, on behalf of the Registrant, may consider the disposal of the Registrant's off-hire containers in locations whereby container sale prices equal or exceed targets established by both CCC and the Leasing Company.

The Leasing Company has not undertaken any major repositioning of the Registrants containers since the first quarter of 2004, due primarily to the shortage of containership capacity. If suitable carriers can be sourced, the Leasing Company will reposition off-hire containers from the US east coast during 2005, thereby taking advantage of the strong demand for containers in the Asian trade routes. The repositioning may include the Registrant's containers. The objective of each repositioning is to improve future cash flows, so that savings in storage expense, combined with an increase in future lease revenue, exceed the cost of repositioning the containers.

During 2004, per-diem rates for new containers increased in line with the increase in new container costs. Per-diem rates for older containers experienced modest increases as the lease market for older containers remains competitive and, therefore, subject to significant pricing pressures. Per-diem rates for older containers are expected to maintain their current level or increase slightly over the next 12 months. The Registrant's average dry cargo container per-diem rate for 2004 increased approximately 2% in comparison to 2003. However the Registrant's average dry cargo container per-diem rate for 2004 was lower than 2002 by approximately 13%, a result of four main factors that transpired over the 2002 and 2003 periods:

- Per-diem rental rates declined in response to the reduction in container prices;
- The Leasing Company converted lease agreements with several shipping lines from master to long-term leases, providing greater revenue stability but at lower lease rates than those earned under master leases;
- The Leasing Company initiated new term leases for older equipment resulting in lower per-diem rates, while significantly reducing off-hire container inventory levels; and,
- Interest rates, which influence per-diem rental rates, declined world wide.

Although favorable market conditions currently exist for container lessors, current market conditions may negatively impact the shipping lines. Sharply rising and volatile oil prices, combined with the increase in charter rates for ships, higher steel prices and the related increase in new container prices, have created a concern for both the shipping lines and, therefore, the leasing companies. Although the majority of the top 20 shipping lines have experienced strong profit growth during 2004, other shipping lines are facing increased financial pressures, especially those shipping lines that rely on operating their containerships via short-term charters. Current conditions appear to favor the larger more established shipping lines, which have witnessed increases in freight rates due to the strong demand experienced in their respective trade routes. However, some regional intra-Asian shipping lines have struggled to remain profitable, due primarily to the rising charter rates for ships, over capacity and lower freight rates, and have cut back services in certain routes in an attempt to reduce rising costs. Additionally, the delivery of new containerships in 2006 and their additional tonnage capacity will present additional risk for the shipping lines. The Registrant, CCC and the Leasing Company continue to monitor the aging of lease receivables, collections and the credit exposure to various existing and new customers. The financial impact of losses from shipping lines may eventually influence the demand for leased containers, as some shipping lines may experience additional financial difficulties, consolidate, or become insolvent.

Industry analysts are expressing concern that the current program of new shipbuilding may create over capacity within the shipping industry once the new container ships scheduled to be delivered during 2006 and 2007 are placed in service. Based on current orders, industry analysts predict that the world's containership fleet will exceed 10 million TEU by the end of 2007, compared to less than 7 million TEU at the beginning of 2004. Over capacity may contribute to a reduction in profitability for shipping lines, which in turn could have adverse implications for container lessors, including a decline in the demand for leased containers and a reduction in container per-diem rental rates.

Lastly, concerns remain regarding the world's major economies, including the volatility of oil prices, the rate of world economic growth and the related growth of containerized trade volumes, inflation concerns and its impact on interest rates, US trade and budget deficits, the unpredictability of China's economy, performance of global stock markets, geopolitical concerns arising from uncertainties within the Middle East and Asia, threats of terrorism, as well as new container production levels, all of which may have an impact on the current demand for leased containers.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Net lease revenue was $149,812 for the year ended December 31, 2004 compared to $154,332 for the prior year. The decrease was primarily due to a $26,923 decline in gross rental revenue (a component of net lease revenue) from the year ended December 31, 2003. Gross rental revenue was impacted by the Registrant's smaller fleet size, partially offset by a 2% increase in the average per-diem rental rates for 2004, and an increase in fleet utilization rates. Other components of net lease revenue, including rental equipment operating expenses, management and incentive fees, and reimbursed administrative expenses, were lower by a combined $22,403 when compared to 2003, and partially offset the decline in gross lease revenue. Contributing to the decline in direct operating expenses were declines in handling and storage costs.

Depreciation expense of $50,077 for 2004 declined by $79,569 when compared to 2003, a direct result of the Registrant's aging and declining fleet size.

Other general and administrative expenses amounted to $48,091 in 2004, an increase of $2,630 or 6% when compared to 2003.

Net gain on disposal of equipment for 2004 was $15,257, as compared to a net gain of $46,580 for 2003. This decline is a result of two primary factors:

- The Registrant's disposal of 163 containers in 2004, as compared to 212 containers during 2003. These disposals resulted in a net gain of $63,659 during 2004, compared to a net gain of $46,580 during 2003. The Registrant believes that the net gain associated with the disposal of 163 container disposals in 2004 was a result of various factors, including the volume of disposed containers, the age, condition, suitability for continued leasing, as well as the geographical location of the containers when disposed. These factors will continue to influence the amount of sales proceeds received and the related gain or loss on container disposals.

- The December 1, 2004 amendment of a term lease agreement with one lessee to include a bargain purchase option. As a result of the amendment, the Registrant reclassified the term lease agreement as a sales-type lease, recorded a sales-type lease receivable and recognized the sale of 410 on-hire containers that were subject to the amended term lease agreement. The difference between the present value of the future payments under this lease and $129,288, the net book value of the containers at the time of the amendment, resulted in a net loss of $48,402. The sales-type lease expires March 31, 2006.

The level of the Registrant's container disposals in subsequent periods, as well as the price of steel, new container prices and the current leasing market's impact on sales prices for existing older containers such as those owned by the Registrant, will also contribute to fluctuations in the net gain or loss on disposals. There were no reductions to the carrying value of container rental equipment due to impairment during 2004, 2003 and 2002.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Net lease revenue was $154,332 for the year ended December 31, 2003 compared to $193,691 for the prior year. The decrease was primarily due to a $105,859 decline in gross rental revenue (a component of net lease revenue) from the year ended December 31, 2002. Gross rental revenue was impacted by the Registrant's smaller fleet size and a 13% decline in the average per-diem rental rates for 2003, partially offset by an increase in fleet utilization rates. Other components of net lease revenue, including rental equipment operating expenses, management and incentive fees, and reimbursed administrative expenses, were lower by a combined $66,500 when compared to 2002, and partially offset the decline in gross lease revenue. Contributing to the decline in direct operating expenses were declines in handling and storage costs, and the provision for doubtful accounts.

Depreciation expense of $129,646 for 2003 declined by $206,828 when compared to 2002, a direct result of the Registrant's aging and declining fleet size.

Other general and administrative expenses amounted to $45,461 in 2003, a decrease of $1,133 or 2% when compared to 2002.

Net (gain) loss on disposal of equipment was a result of the Registrant's disposal of 212 containers in 2003, as compared to 449 containers during 2002. These disposals resulted in a net gain of $46,580 during 2003, compared to a net loss of $14,085 during 2002. The Registrant believes that the net gain on disposals in 2003 was a result of fewer containers disposed during 2003 due to the high demand for leased containers which reduced the number of containers available for disposal, in addition to other various factors, including the Registrant's declining fleet size, the age, condition, suitability for continued leasing, as well as the geographical location of the containers when disposed.

Critical Accounting Policies

Container equipment – depreciable lives: The Registrant's dry cargo container rental equipment is depreciated over a useful life of 15 years to a residual value of 10%. The Registrant and CCC evaluate the period of amortization and residual values to determine whether subsequent events and circumstances warrant revised estimates of useful lives and residual values.

Container equipment – valuation: The Registrant and CCC review container rental equipment when changes in circumstances require consideration as to whether the carrying value of the equipment has become impaired, pursuant to guidance established in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Registrant and CCC consider assets to be impaired if the carrying value of the asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges). When impairment is deemed to exist, the assets are written down to fair value or projected discounted cash flows from related operations. The Registrant and CCC evaluate future cash flows and potential impairment of its fleet by container type rather than for each individual container. Therefore, future losses could result for individual container dispositions due to various factors including age, condition, suitability for continued leasing, as well as geographic location of the containers where disposed. Considerable judgment is required in estimating future cash flows from container rental equipment operations. Accordingly, the estimates may not be indicative of the amounts that may be realized in future periods. As additional information becomes available in subsequent periods, reserves for the impairment of the container rental equipment carrying values may be necessary based upon changes in market and economic conditions.

Allowance for doubtful accounts: The Leasing Company continually tracks the Registrant's credit exposure to each of the sub-lessees of the Registrant's containers using specialist third-party credit information services and reports prepared by its local staff to assess credit quality. The Leasing Company's credit committee meets quarterly to analyze the performance of existing customers and to recommend actions taken in order to minimize credit risk. The Leasing Company derives an allowance for doubtful accounts from specific amounts provided against known probable losses plus an additional amount based on historical loss experience. However, the Registrant may be subject to an unexpected loss in net lease revenue resulting from sub-lessees of its containers that default under their container lease agreements with the Leasing Company.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151 – "Inventory Costs – an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4 - "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 will not have any impact on the financial statements of the Registrant.

In December 2004, the FASB issued SFAS No. 153 – "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29" ("SFAS 153"). This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Registrant does not expect the introduction of SFAS 153 to have any impact on its financial statements.

Inflation

The Registrant believes inflation has not had a material adverse affect on the results of its operations.

Risk Factors That Could Affect Future Results

Because of the following factors, as well as other variables affecting the Registrant's operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Dependence of the Container Leasing Business on the Volume of World Trade and Other Factors. Containers, particularly marine dry cargo containers, are relatively simple, and fungible items of capital equipment. While one distinguishing characteristic of container leasing companies is the level of service they provide to lessees, fundamentally the success of the container leasing business depends upon the level of demand for leased containers. While there is continuing demand from customers to transport their cargo in containers rather than by breakbulk methods, this demand, in turn, largely depends upon levels of world trade and the supply of containers relative to demand. When the volume of world trade decreases, container leasing companies are particularly apt to suffer since container lessees, most of which also have their own fleets of containers, generally reduce the number of leased containers in their fleets in favor of utilizing their fleet of owned containers. In addition, average daily revenue per leased container unit can decrease significantly as the volume of world trade decreases and the supply of available containers exceeds the level of demand. Such factors can cause a material reduction in a leasing company's revenues. Furthermore, the increased availability of capital combined with low interest rates may provide an incentive for shipping lines to reduce their demand for leased containers in favor of purchasing them. As a result, the Registrant's container leasing operations could be negatively affected by future fluctuations in world trade and other factors, including, without limitation, the supply and pricing of new and used containers, economic conditions in the shipping industry, fluctuations in interest rates and currency valuations, and other economic considerations that are inherently unpredictable and beyond the control of the Registrant, CCC and the Leasing Company.

Risk of Terrorism Involving Containers. Since September 11, 2001, the world's governments, maritime authorities, and the maritime industry, have devoted increasing attention to enhancing the security of the global container transport chain. These efforts have included the Maritime Transportation Security Act of 2003 passed by Congress and initiatives by the United States such as the Container Security Initiative and Customs-Trade Partnership Against Terrorism Program. Efforts to date have focused on increasing port security and container inspections, developing and implementing a program of sealing containers with mechanical and electronic seals from the point of loading to final delivery of the container, identifying shippers, storing cargo information in electronic format, and related measures. The task is immense, and the efforts undertaken to date are preliminary. The industry is well aware of the dire consequences should a terrorism incident occur involving the use of a cargo container. In any such event, the impact on global trade and the world economy could be immediate and materially adverse, specifically impacting the Registrant's operations with high insurance costs, additional costs to implement or adopt container related security devices and measures, and ultimately, a loss of container leasing revenue.

Other Risks of Container Leasing. In addition to the factors discussed above, the ability of the Leasing Company, on behalf of the Registrant, to keep the Registrant's containers under leases yielding revenues which, after payment of operating expenses, provide an acceptable return may be adversely affected by other economic and business factors to which the transportation industry in general and the container leasing industry in particular are subject. These factors, which generally are beyond the control of the Registrant, CCC and the Leasing Company, include:

- general economic conditions, such as inflation and fluctuations in general business conditions;
- fluctuations in supply and demand for containers resulting from, among other things, obsolescence, changes in the methods or economics of a particular mode of transportation or changes in governmental regulations or safety standards;
- increases in maintenance expenses, taxes, insurance costs, third party fees and other expenses attributable to the operation and the maintenance of the containers that cannot be offset by increased lease revenues from the containers;
- the risk of uninsured losses with respect to the containers or insured losses for which insurance proceeds are inadequate, resulting in a possible loss of invested capital in and any profits anticipated from such containers;
- the effects of strikes, labor disputes and foreign political unrest on the Registrant's container leasing business;
- bankruptcies, contract disputes, or defaults in payment by sub-lessees of the Registrant's containers resulting in uncollectible amounts and the accumulation of expenses and off-lease time attributable to the recovery of containers, or the inability to recover containers from such lessees;
- the possibility that sub-lessees of the Registrant's containers will elect to purchase and own equipment rather than lease it from third parties, including the Leasing Company; and loss of revenues and increases in storage expenses during periods when containers are not being utilized.

Effect of Operating Leases: Rental Payments are Insufficient to Return the Original Investment in the Containers. A preponderance of the containers acquired by the Registrant are leased pursuant to operating leases. Under an operating lease, the lessor receives aggregate rental payments in an amount that is insufficient to recover its original investment. In order for the Registrant to recover its investment and earn an adequate return thereon, the Leasing Company, on behalf of the Registrant, will, on termination of the initial leases of the Registrant's containers, have to obtain renewals from the original lessees, find new lessees or sell the containers. Operating leases subject the Registrant to risks of fluctuation in rental rates and lack of demand for a particular container at the expiration of its lease. The success of the Leasing Company in leasing the Registrant's containers and keeping the Registrant's containers on lease will depend upon market conditions in the container and equipment leasing markets, the quality of maintenance of the containers, and other factors.

Residual Value of Containers. The ultimate cash return of the Registrant's investment in its containers will depend in part on the residual value of the containers at the point at which CCC determines that it is in the best interest of the Registrant to sell the containers. The amount realized on the sale of the containers may be substantially less than the price that the Registrant paid for the containers. Generally, used containers are sold in the non-maritime secondary market for use as temporary or permanent storage facilities. To a lesser extent, such containers are sold to shipping companies and container leasing companies for use in the maritime market. The demand for used containers depends on a variety of factors including the location of the container at the time of disposition, foreign currency exchange rates, and the factors discussed above that affect the market for marine cargo containers. One factor affecting the residual value of the containers will be the quality of maintenance provided by the Leasing Company and the sub-lessees of the Registrant's containers. There can be no assurance that CCC will be able to arrange, on behalf of the Registrant, for adequate maintenance of the Registrant's containers throughout their economically useful lives. The containers' residual value will also depend upon factors beyond the control of the Registrant, CCC, the Leasing Company, or the container lessees, such as the cost of new containers, the quantity of used containers being supplied to the secondary market, technological advances in container construction and in techniques of ocean transportation, and developments in world trade.

Competition. The Leasing Company, on behalf of the Registrant, will be in competition with several large international container leasing companies and numerous smaller leasing companies. As of mid-2004, five leasing companies controlled approximately 65% of the worldwide leased container fleet. While the container leasing market is highly competitive, the large container leasing companies as a group might be able to exploit their greater financial resources to maintain or enhance their market share at the expense of the competitors such as the Registrant and Leasing Company, especially in any economic downturn.

Defaults by Lessees. The default by a sub-lessee under a lease with the Leasing Company may cause the Registrant's containers to be returned at a time when the Leasing Company may be unable to arrange for the re-leasing or sale of such containers. In such event, the Registrant would lose anticipated revenues, incur additional operating expenses, and consequently, may be unable to recover its investment in such containers. In addition, because the Registrant's containers will be leased outside of the United States, repossession of containers from sub-lessees who may default under a lease could prove difficult. In addition, when containers are recovered, the Leasing Company may not be able to re-lease the equipment at comparable rates and at favorable lease terms.

Environmental Liability Risks. Under state and Federal laws of the United States, and under the laws of certain other nations, the owner of a container may be liable for environmental damage and/or cleanup costs and/or other sums in the event of actual or threatened discharge or other contamination by material in a container. This liability may be imposed on a container owner, such as the Registrant, even if the owner is not at fault. It is not possible to predict the amount of liability. The Leasing Company, on behalf of the Registrant, intends, subject to availability and prevailing market conditions, to obtain insurance against these risks on such terms and in such amounts as CCC and the Leasing Company deems reasonable. In addition, subject to availability and applicable insurance and container industry market conditions, the Leasing Company intends to require sub-lessees of the Registrant's containers to obtain insurance which protects against these risks and further to compel lessees to indemnify and defend the Registrant in the case of an occurrence giving rise to possible liability under applicable environmental laws. There can, however, be no guarantee that insurance will be available to fully protect against environmental risk, or that CCC and the Leasing Company will be able to allocate the risk of environmental damage to lessees of the Registrant's containers.

Reliance Upon CCC and the Leasing Company. The Registrant's operations are dependent upon the ability of CCC, and its affiliate, the Leasing Company, to arrange for the leasing, maintenance and eventual sale of containers on behalf of the Registrant. The Registrant's limited partners have no right to take part in the day-to-day management of the Registrant; all decisions with respect to such management will be made exclusively by CCC.

Conflicts of Interest. In managing the Registrant, CCC is subject to conflicts of interest, meaning that it is confronted with decisions whereby it has an economic incentive to place its interests above those of the Registrant. CCC and its affiliates, including the Leasing Company, are in the business of managing containers for third parties, for CCC's existing partnerships and programs, and for their own account, and will be subject to a conflict of interest in times of low demand for and excess supply of such containers. The Registrant's Partnership Agreement provides that neither CCC nor its affiliates will be obligated to present any particular investment or leasing opportunity to the Registrant, even if such opportunity is suitable for the Registrant.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Exchange rate risk: In 2004, approximately 95% of the gross lease revenues billed by the Leasing Company on behalf of the Group, or on behalf of other third-party container owners, including the Registrant, were billed and paid in US dollars, and approximately 84% of expenses were incurred and paid in US dollars. For non-US dollar denominated revenues and expenses, the Leasing Company may enter into foreign currency contracts to reduce exposure to exchange rate risk. Of the non-US dollar direct operating expenses, the Leasing Company estimates approximately 70% are individually small, unpredictable and were incurred in varying denominations. Thus, the Leasing Company determined such amounts are not suitable for cost effective hedging. As exchange rates are outside of the control of the Registrant and Leasing Company, there can be no assurance that such fluctuations will not adversely affect the Registrant's results of operations and financial condition.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners
IEA Income Fund VIII,
A California Limited Partnership

We have audited the accompanying balance sheets of IEA Income Fund VIII, A California Limited Partnership (the "Partnership") as of December 31, 2004 and 2003, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
March 23, 2005

IEA INCOME FUND VIII,
A California Limited Partnership

Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents, includes $240,959 in 2004 and $261,416 in 2003 in interest-bearing accounts (note 3)	$ 255,959	$ 293,068
Net lease receivables due from Leasing Company (notes 1 and 4)	75,079	7,046
Total current assets	331,038	300,114
Container rental equipment, at cost	1,100,659	2,645,655
Less accumulated depreciation	(849,653)	(2,152,409)
Net container rental equipment (note 1)	251,006	493,246
Total assets	$ 582,044	$ 793,360
Partners' Capital		
Partners' capital (deficit):		
General partner	$ (172,630)	$ (185,339)
Limited partners (note 8)	754,674	978,699
Total partners' capital	$ 582,044	$ 793,360

The accompanying notes are an integral part of these financial statements.

IEA INCOME FUND VIII,
A California Limited Partnership

Statements of Operations

For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Net lease revenue (note 6)	$ 149,812	$ 154,332	$ 193,691
Other operating income (expenses):			
Depreciation (note 1)	(50,077)	(129,646)	(336,474)
Other general and administrative expenses	(48,091)	(45,461)	(46,593)
Net gain (loss) on disposal of equipment	15,257	46,580	(14,085)
	(82,911)	(128,527)	(397,152)
Income (loss) from operations	66,901	25,805	(203,461)
Other income:			
Interest income	1,363	1,173	3,057
Net income (loss)	$ 68,264	$ 26,978	$ (200,404)
Allocation of net income (loss):			
General partner	$ 43,774	$ 46,384	$ (2,004)
Limited partners	24,490	(19,406)	(198,400)
	$ 68,264	$ 26,978	$ (200,404)
Limited partners' per unit share of net income (loss)	$ 1.14	$ (.90)	$ (9.23)

The accompanying notes are an integral part of these financial statements.

IEA INCOME FUND VIII,
A California Limited Partnership

Statements of Partners' Capital

For the years ended December 31, 2004, 2003 and 2002

	Limited Partners	General Partner	Total
Balances at January 1, 2002	$ 1,888,319	$ (143,243)	$ 1,745,076
Net loss	(198,400)	(2,004)	(200,404)
Cash distributions	(497,031)	(62,128)	(559,159)
Balances at December 31, 2002	1,192,888	(207,375)	985,513
Net (loss) income	(19,406)	46,384	26,978
Cash distributions	(194,783)	(24,348)	(219,131)
Balances at December 31, 2003	978,699	(185,339)	793,360
Net income	24,490	43,774	68,264
Cash distributions	(248,515)	(31,065)	(279,580)
Balances at December 31, 2004	$ 754,674	$ (172,630)	$ 582,044

The accompanying notes are an integral part of these financial statements.

IEA INCOME FUND VIII,
A California Limited Partnership

Statements of Cash Flows

For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$ 68,264	$ 26,978	$ (200,404)
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	50,077	129,646	336,474
Net (gain) loss on disposal of equipment	(15,257)	(46,580)	14,085
Decrease (increase) in net lease receivables due from Leasing Company	7,556	(27,301)	4,869
Total adjustments	42,376	55,765	355,428
Net cash provided by operating activities	110,640	82,743	155,024
Cash flows from investing activities			
Proceeds from sale of container rental equipment	131,831	168,789	336,488
Cash flows from financing activities:			
Distributions to general partner	(31,065)	(24,348)	(62,128)
Distributions to limited partners	(248,515)	(194,783)	(487,031)
	(279,580)	(219,131)	(559,159)
Net (decrease) increase in cash and cash equivalents	(37,109)	32,401	(67,647)
Cash and cash equivalents at beginning of year	293,068	260,667	328,314
Cash and cash equivalents at end of year	$ 255,959	$ 293,068	$ 260,667
Supplemental disclosures of cash flow information:			
Noncash investing and financing activities:			
Sales-type lease receivable (net of unearned income) originating from amendment of term lease agreement	$ 80,887	$ -	$ -

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

IEA Income Fund VIII, A California Limited Partnership (the "Partnership") was organized under the laws of the State of California on August 31, 1987 for the purpose of owning and leasing marine cargo containers worldwide to ocean carriers. To this extent, the Partnership's operations are subject to the fluctuations of world economic and political conditions. Such factors may affect the pattern and levels of world trade. The Partnership believes that the profitability of, and risks associated with, leases to foreign customers is generally the same as those of leases to domestic customers. The Partnership's leases generally require all payments to be made in United States currency.

Cronos Capital Corp. ("CCC") is the general partner and, with its affiliate Cronos Containers Limited (the "Leasing Company"), manages the business of the Partnership. CCC and the Leasing Company also manage the container leasing business for other partnerships affiliated with CCC.

The Partnership commenced operations on January 6, 1988, when the minimum subscription proceeds of $1,000,000 were obtained. The Partnership offered 40,000 units of limited partnership interest at $500 per unit, or $20,000,000. The offering terminated on August 31, 1988, at which time 21,493 limited partnership units had been sold.

The decision to dispose of containers is influenced by various factors including age, condition, suitability for continued leasing as well as the geographical location when disposed. Although the Partnership's fleet size has been reduced to approximately 17% of its original fleet size, CCC has made the decision to continue the Partnership's leasing operations and to capitalize on the current, favorable market conditions. Within the next twelve months, the Partnership is expected to enter the final phase of its liquidation and wind-up stage of operations by disposing of its remaining fleet and focusing on the collection of its lease receivables, a component of net lease receivables. The Partnership will thereafter undertake a final distribution to its partners, then cancel the Certificate of Limited Partnership, thus terminating and dissolving the Partnership.

(b) Leasing Company and Leasing Agent Agreement

Pursuant to the Limited Partnership Agreement of the Partnership, all authority to administer the business of the Partnership is vested in CCC. A Leasing Agent Agreement exists between CCC and the Leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Partnership. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Partnership's containers to ocean carriers and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Partnership, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. Since the Leasing Agent Agreement meets the definition of an operating lease in Statement of Financial Accounting Standards (SFAS) No. 13, it is accounted for as a lease under which the Partnership is lessor and the Leasing Company is lessee.

(b) Leasing Company and Leasing Agent Agreement (cont.)

The Leasing Agent Agreement generally provides that the Leasing Company will make payments to the Partnership based upon rentals collected from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company. The Leasing Company leases containers to ocean carriers, under operating leases which are either master leases or term leases (mostly one to five years) and sales-type leases. Master leases do not specify the exact number of containers to be leased or the term that each container will remain on hire but allow the ocean carrier to pick up and drop off containers at various locations, and rentals are based upon the number of containers used and the applicable per-diem rate. Accordingly, rentals under master leases are all variable and contingent upon the number of containers used. Sales-type leases have fixed payment terms and provide the lessee with a purchase option. The net investment in sales-type leases represents a receivable due from the Leasing Company, net of unearned income. Unearned income, when recognized, is reflected in the Partnership's statements of operations, providing a constant return on capital over the lease term. Unearned income is recorded as part of the net lease receivable due from the Leasing Company.

(c) Concentrations of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and net lease receivables due from the Leasing Company. See note 3 for further discussion regarding the credit risk associated with cash and cash equivalents.

Net lease receivables due from the Leasing Company (see notes 1(b) and 4 for discussion regarding net lease receivables) subject the Partnership to a significant concentration of credit risk. These net lease receivables, representing rentals earned by the Leasing Company, on behalf of the Partnership, from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company, are remitted by the Leasing Company to the Partnership three to four times per month. The Partnership has historically never incurred a loss associated with the collectibility of unremitted net lease receivables due from the Leasing Company.

(d) Basis of Accounting

The Partnership utilizes the accrual method of accounting. Net lease revenue is recorded by the Partnership in each period based upon its leasing agent agreement with the Leasing Company. Net lease revenue is generally dependent upon operating lease rentals from operating lease agreements between the Leasing Company and its various lessees, less direct operating expenses and management fees due in respect of the containers specified in each operating lease agreement.

(e) Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The most significant estimates included within the financial statements are the container rental equipment estimated useful lives and residual values, and the estimate of future cash flows from container rental equipment operations, used to determine the adequacy of the carrying value of container rental equipment in accordance with SFAS No. 144. Considerable judgment is required in estimating future cash flows from container rental equipment operations. Accordingly, the estimates may not be indicative of the amounts that may be realized in future periods. As additional information becomes available in subsequent periods, reserves for the impairment of the container rental equipment carrying values may be necessary based upon changes in market and economic conditions.

(f) Allocation of Net Income or Loss, Partnership Distributions and Partners' Capital Accounts

Net income or loss has been allocated between the general and limited partners in accordance with the Partnership Agreement.

Actual cash distributions differ from the allocations of net income or loss between the general and limited partners as presented in these financial statements. Partnership distributions are based on "distributable cash" and are paid to the general and limited partners on a quarterly basis, in accordance with the provisions of the Partnership Agreement. Distributions from operations were allocated 95% to the limited partners and 5% to the general partner. Distributions from sales proceeds were allocated 100% to the limited partners. However, if the amount of the limited partners' capital contributions invested in equipment exceeds the minimum percentage required by the Partnership Agreement, and the limited partners have received cumulative distributions equal to their capital contributions, the general partner's interest in distributions from operations will be increased by one percentage point for each 1% of the limited partners' capital contribution invested in equipment in excess of 80%.

In 1994 this threshold was reached, and, accordingly, distributions from distributable cash from operations were allocated 90% to the limited partners and 10% to the general partner. These allocations remained in effect until 1997, at which time the limited partners received from the Partnership aggregate distributions in an amount equal to their adjusted capital contributions plus a 10% cumulative, compounded (daily), annual return on their adjusted capital contributions. Thereafter, all Partnership distributions have been allocated 80% to the limited partners and 20% to the general partner. Cash distributions for the first 10% are charged to partners' capital. Cash distributions from operations to the general partner in excess of 10% of distributable cash are considered an incentive fee and are recorded as compensation to the general partner. (See Note 7).

Upon dissolution , the assets of the Partnership will be sold and the proceeds thereof distributed as follows: (i) all of the Partnership's debts and liabilities to person's other than CCC or the limited partners shall be paid and discharged; (ii) all of the Partnership's debts and liabilities to CCC and the limited partners shall be paid and discharged; and (iii) the balance of such proceeds shall be distributed to CCC and the limited partners in accordance with the positive balances of CCC and the limited partners' capital accounts. CCC shall contribute to the Partnership an aggregate amount equal to the deficit balance in its capital account at the time of such liquidation, after giving effect to the allocation of income or loss arising from the liquidation of the Partnership's assets.

(g) Acquisition Fees

Pursuant to the Partnership Agreement, acquisition fees paid to CCC are based on 5% of the equipment purchase price. These fees are capitalized and included in the cost of the rental equipment

(h) Container Rental Equipment

Container rental equipment is depreciated using the straight-line method. Depreciation policies are also evaluated to determine whether subsequent events and circumstances warrant revised estimates of useful lives. Effective June 1, 2001, the estimated depreciable life was changed from a twelve-year life to a fifteen-year life and the estimated salvage value was changed from 30% to 10% of the original equipment cost. The effect of these changes was an increase to depreciation expense of approximately $117,000 in 2002.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was adopted by the Partnership effective January 1, 2002, without a significant impact on its financial statements. In accordance with SFAS No. 144, container rental equipment is considered to be impaired if the carrying value of the asset exceeds the expected future cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets are written down to fair value. An analysis is prepared each quarter projecting future cash flows from container rental equipment operations. Current and projected utilization rates, per-diem rental rates, direct operating expenses, fleet size and container disposals are the primary variables utilized by the analysis. Additionally, the Partnership evaluates future cash flows and potential impairment by container type rather than for each individual container, and as a result, future losses could result for individual container dispositions due to various factors, including age, condition, suitability for continued leasing, as well as the geographical location of containers when disposed. There were no impairment charges to the carrying value of container rental equipment during 2004, 2003 and 2002.

(i) Income Taxes

The Partnership is not subject to income taxes, consequently no provision for income taxes has been made. The Partnership files federal and state annual information tax returns, prepared on the accrual basis of accounting. Taxable income or loss is reportable by the partners individually.

(j) Financial Statement Presentation

The Partnership has determined that, for accounting purposes, the Leasing Agent Agreement is a lease, and the receivables, payables, gross revenues and operating expenses attributable to the containers managed by the Leasing Company are, for accounting purposes, those of the Leasing Company and not of the Partnership. Consequently, the Partnership's balance sheets and statements of operations display the payments to be received by the Partnership from the Leasing Company as the Partnership's receivables and revenues.

(k) New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151 – "Inventory Costs – an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4 - "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 will not have any impact on the financial statements of the Partnership.

In December 2004, the FASB issued SFAS No. 153 – "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29" ("SFAS 153"). This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the

(k) New Accounting Pronouncements (continued)

exchange. The Partnership does not expect the introduction of SFAS 153 to have any impact on its financial statements.

(2) Operating Segment

An operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and about which separate financial information is available. Management operates the Partnership's container fleet as a homogenous unit and has determined that as such it has a single reportable operating segment.

The Partnership derives revenues from dry cargo containers used by its customers in global trade routes. As of December 31, 2004, the Partnership owned 420 twenty-foot, 360 forty-foot and 21 forty-foot high-cube marine dry cargo containers.

Due to the Partnership's lack of information regarding the physical location of its fleet of containers when on lease in the global shipping trade, the Partnership believes that it does not possess discernible geographic reporting segments as defined in SFAS No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information."

The Partnership does not believe that its ongoing business is dependent upon a single customer, although the loss of one or more of its largest customers could have an adverse effect upon its business. . Two of those customers account for more than 10% each of the Partnership's revenue. Mediterranean Shipping Company S.A. ("MSC") generated approximately 30% or $71,932 of the Partnership's rental billings in 2004 and APL Company Pte. Ltd. ("APL") generated approximately 17% or $41,603 of the Partnership's rental billings in 2004. MSC is a private company located in Switzerland and is ranked as the second largest container liner operator in the world. APL is a wholly owned subsidiary of Singapore-based Neptune Orient Lines. Substantially all of the customers of the Leasing Company are billed and pay in United States dollars. Two sub-lessee of the Leasing Company, MSC and APL, generated approximately 32% or $86,184, and 16% or $42,915, respectively, of the Leasing Company's rental revenue earned during 2003, on behalf of the Partnership. During 2002, MSC contributed approximately 16% or $106,161 of the Leasing Company's rental revenue earned on behalf of the Partnership.

(3) Cash and Cash Equivalents

Cash equivalents include money market funds that invest in highly-liquid securities, such as U.S. Treasury obligations, repurchase agreements secured by U.S. Treasury obligations, and obligations whose principal and interest are backed by the U.S. Government. Cash equivalents are carried at cost which approximates fair value, and at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

IEA INCOME FUND VIII,
A California Limited Partnership

Notes to Financial Statements

(4) Net Lease Receivables Due from Leasing Company

Net lease receivables due from the Leasing Company are determined by deducting direct operating payables and accrued expenses, base management fees payable, and reimbursed administrative expenses payable, and incentive fees payable to CCC and its affiliates from the rental billings earned by the Leasing Company under operating leases and sales-type leases to ocean carriers for the containers owned by the Partnership as well as proceeds earned from container disposals. Net lease receivables at December 31, 2004 and December 31, 2003 were as follows:

	December 31, 2004	December 31, 2003
Gross lease receivables	$ 69,740	$ 75,139
Sales-type lease receivables (net of unearned income)	75,933	-
	145,673	75,139
Less:		
Direct operating payables and accrued expenses	49,039	45,139
Base management fees payable	1,586	2,095
Reimbursed administrative expenses	1,411	1,566
Allowance for doubtful accounts	11,002	10,058
Incentive fees	7,556	9,235
Net lease receivables	$ 75,079	$ 7,046

On December 1, 2004, the Leasing Company, on behalf of the Partnership, amended a term lease agreement with one lessee to include a bargain purchase option. As a result of the amendment, the Partnership reclassified the term lease agreement as a sales-type lease, recorded a sales-type lease receivable and recognized the sale of 410 on-hire containers that were subject to the amended term lease agreement. The difference between the present value of the future payments under this lease and $129,288, the net book value of the containers at the time of the amendment, resulted in a net loss of $48,402. The net loss originating from the amendment of the term lease agreement is reflected in the income statement as a component of net gain (loss) on the disposal of equipment, together with a $63,659 net gain on the disposal of equipment generated from an additional 163 containers disposed as part of the Partnership's operating activities. The sales-type lease expires March 31, 2006. The minimum future lease rentals under this sales-type lease, net of unearned income are:

	Net Sales-Type Lease Receivable	Unearned Sales-Type Lease Income	Minimum Future Sales-Type Lease Rentals
2005	$ 63,124	$ 3,011	$ 60,113
2006	15,980	160	15,820
Total	$ 79,104	$ 3,171	$ 75,933

(5) Damage Protection Plan

The Leasing Company offers a repair service to several lessees of the Partnership's containers, whereby the lessee pays an additional rental fee for the convenience of having the Partnership incur the repair expense for containers damaged while on lease. This fee is recorded as revenue when earned according to the terms of the rental contract. An accrual has been recorded to provide for the estimated costs incurred by this service. This accrual, included within rental equipment operating expenses, is a component of net lease receivables due from the Leasing Company (see note 4). The Partnership is not responsible in the event repair costs exceed predetermined limits, or for repairs that are required for damages not defined by the damage protection plan agreement.

IEA INCOME FUND VIII,
A California Limited Partnership

Notes to Financial Statements

(6) Net Lease Revenue

Net lease revenue is determined by deducting direct operating expenses, base management and incentive fees and reimbursed administrative expenses to CCC from the rental revenue earned by the Leasing Company under operating and sales-type leases to ocean carriers for the containers owned by the Partnership. Net lease revenue for the years ended December 31, 2004, 2003 and 2002, was as follows:

	2004	2003	2002
Rental revenue	$ 245,365	$ 272,719	$ 378,578
Interest income from sales-type lease	431	-	-
	245,796	272,719	378,578
Less:			
Rental equipment operating expenses	31,833	57,022	85,290
Base management fees (note 7)	17,054	11,736	22,421
Reimbursed administrative expenses (note 7):			
Salaries	12,251	14,246	18,083
Other payroll related expenses	1,524	1,534	2,016
General and administrative expenses	3,936	4,464	5,750
Incentive fees (note 7)	29,386	29,385	51,327
Net lease revenue	$ 149,812	$ 154,332	$ 193,691

(7) Compensation to General Partner

Base management fees are equal to 7% of gross lease revenues attributable to operating leases pursuant to the Partnership Agreement. Reimbursed administrative expenses are equal to the costs expended by CCC and its affiliates for services necessary for the prudent operation of the Partnership pursuant to the Partnership Agreement. Incentive management fees are equal to 10% of cash distributions from operations and sales proceeds after the limited partners receive aggregate distributions in an amount equal to their adjusted capital contributions plus a 10% cumulative, compounded (daily) annual return on their adjusted capital contributions pursuant to the Partnership Agreement. The following compensation was paid or will be paid by the Partnership to CCC:

	2004	2003	2002
Base management fees:			
CCC	$ 17,054	$ 11,736	$ 22,421
Reimbursed administrative expenses:			
CCC	17,711	20,244	25,849
Incentive fees			
CCC	29,386	29,385	51,327
	$ 64,151	$ 61,365	$ 99,597

(7) Compensation to General Partner and Leasing Company (continued)

The following net compensation was payable to CCC at December 31, 2004 and 2003:

	2004	2003
CCC	$ 10,553	$ 12,896
	$ 10,553	$ 12,896

(8) Limited Partners' Capital

Cash distributions made to the limited partners during 2004, 2003 and 2002 included distributions of proceeds from equipment sales in the amount of $127,616, $127,617 and $315,682, respectively. These distributions, as well as cash distributed from operations, are used in determining "Adjusted Capital Contributions" as defined by the Partnership Agreement.

The limited partners' per unit share of capital at December 31, 2004, 2003 and 2002 was $35, $46 and $56, respectively. This is calculated by dividing the limited partners' capital at the end of each year by 21,493, the total number of limited partnership units.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Inapplicable.

Item 9A. Controls and Procedures

The principal executive and principal financial officers of CCC have evaluated the disclosure controls and procedures of the Registrant as of the end of the period covered by this report . As used herein, the term "disclosure controls and procedures" has the meaning given to the term by Rule 13a-15 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and includes the controls and other procedures of the Registrant that are designed to ensure that information required to be disclosed by the Registrant in the reports that it files with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Based upon their evaluation, the principal executive and principal financial officers of CCC have concluded that the Registrant's disclosure controls and procedures were effective such that the information required to be disclosed by the Registrant in this report is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms applicable to the preparation of this report and is accumulated and communicated to CCC's management, including CCC's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

There have been no significant changes in the Registrant's internal controls or in other factors that could significantly affect the Registrant's internal controls subsequent to the evaluation described above conducted by CCC's principal executive and financial officers.

Item 9B. Other Information

Inapplicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The Registrant, as such, has no officers or directors, but is managed by CCC, the general partner. The officers and directors of CCC at February 28, 2005, are as follows:

Name	Office
Dennis J. Tietz	President, Chief Executive Officer and Director
John Kallas	Vice President, Chief Financial Officer and Director
Elinor A. Wexler	Vice President/Administration, Secretary and Director
John M. Foy	Director

Dennis J. Tietz Mr. Tietz, 52, as President and Chief Executive Officer, is responsible for the general management of CCC. Mr. Tietz was appointed Chief Executive Officer of The Cronos Group in December 1998 and appointed Chairman of the Board of Directors in March 1999. Mr. Tietz is also President and a director of Cronos Securities Corp. From 1986 until his appointment as Chief Executive Officer of The Cronos Group, Mr. Tietz was responsible for the organization, marketing and after-market support of CCC's investment programs. Mr. Tietz was a regional manager for CCC, responsible for various container leasing activities in the U.S. and Europe from 1981 to 1986. Prior to joining CCC in December 1981, Mr. Tietz was employed by Trans Ocean Leasing Corporation as Regional Manager based in Houston, with responsibility for all leasing and operational activities in the U.S. Gulf.

Mr. Tietz holds a B.S. degree in Business Administration from San Jose State University and is a Registered Securities Principal with the NASD. Mr. Tietz served as Chairman of the International Institute of Container Lessors for its 2001 fiscal year, and currently sits on the Executive Committee of the Institute's Board of Directors.

John Kallas Mr. Kallas, 42, asVice President, Chief Financial Officer of CCC, is responsible for managed container investment programs, treasury and CCC's financial operations. Mr. Kallas joined the Board of Directors of CCC in November, 2000. Mr. Kallas has been employed by CCC since 1989, and has held various accounting positions since joining Cronos including Controller, Director of Accounting and Corporate Accounting Manager. From 1985 to 1989, Mr. Kallas was an accountant with KPMG Peat Marwick, San Francisco.

Mr. Kallas holds a Masters degree in Finance and Business Administration from St. Mary's College, a B.S. degree in Business Administration/Accounting from the University of San Francisco and is a certified public accountant.

Elinor A. Wexler Ms. Wexler, 56, as Vice President - Administration and Secretary of CCC is responsible for investor services, compliance and securities registration. Ms. Wexler joined the Board of Directors of CCC in June 1997 and has been employed by CCC since 1987. From 1983 to 1987, Ms. Wexler was Manager of Investor Services for The Robert A. McNeil Corporation, a real estate syndication company, in San Mateo, California. From 1971 to 1983, Ms. Wexler held various positions, including securities trader and international research editor, with Nikko Securities Co., International, based in San Francisco.

Ms. Wexler attended the University of Oregon, Portland State University and the Hebrew University of Jerusalem, Israel. Ms. Wexler is also Vice President and Secretary of Cronos Securities Corp. and a Registered Principal with the NASD.

John M. Foy Mr. Foy, 59, was elected to the Board of Directors of CCC in April 1999. See key management personnel of the Leasing Company for further information.

The key management personnel of the Leasing Company and its affiliates at February 28, 2005, were as follows:

Name	Title
Peter J. Younger	Chief Operating Officer/Chief Financial Officer
John M. Foy	Senior Vice President/Pacific Region
Nico Sciacovelli	Senior Vice President/South Atlantic Region
John C. Kirby	Senior Vice President/North Atlantic Region

Peter J. Younger Mr. Younger, 48, as Chief Operating and Financial Officer of The Cronos Group, is responsible for the operating activities of The Cronos Group and its subsidiaries. Mr. Younger was re-elected to the Board of Directors of The Cronos Group at the 2004 annual meeting of The Cronos Group's shareholders. Mr. Younger will serve as a director until the 2007 annual meeting and his successor is elected and takes office. Mr. Younger was appointed as Chief Operating Officer of The Cronos Group on August 4, 2000, and its Chief Financial Officer in March 1997. Mr. Younger has been employed by Cronos since 1987 and is based in San Francisco. Mr. Younger has held various accounting and financial positions since joining Cronos in 1987, including Vice President of Finance for the Leasing Company, located in the UK, and Vice President and Controller for CCC in San Francisco. Prior to 1987, Mr. Younger was a certified public accountant and a principal with the accounting firm of Johnson, Glaze and Co. in Salem, Oregon. Mr. Younger holds a B.S. degree in Business Administration from Western Baptist College, Salem, Oregon.

John M. Foy Mr. Foy, 59, as Senior Vice President, is directly responsible for the Leasing Company's lease marketing operations in the Pacific region covering the US west coast, Asia, Australia and New Zealand. Mr. Foy joined Cronos in 1985 and is based in San Francisco. From 1977 to 1985 Mr. Foy was Vice President of Marketing for Nautilus Leasing Services in San Francisco with responsibility for worldwide leasing activities. From 1974 to 1977, Mr. Foy was Regional Manager for Flexi-Van Leasing, a container lessor, with responsibility for container leasing activities in the Western United States. Mr. Foy holds a B.A. degree in Political Science from University of the Pacific, and a Bachelor of Foreign Trade from Thunderbird Graduate School of International Management.

Nico Sciacovelli Mr. Sciacovelli, 55, as Senior Vice President, is directly responsible for the Leasing Company's lease marketing operations in the South Atlantic region, including Southern Europe, South America, the Middle East, Africa and the Indian sub-continent. Mr. Sciacovelli joined Cronos in 1983 and is based in Italy. Since joining Cronos in 1983, Mr. Sciacovelli served as Director and Area Manager for Southern Europe, the Middle east and Africa. Prior to joining Cronos, Mr. Sciacovelli was a Sales Manager for Interpool Ltd., a container and chassis lessor.

John C. Kirby Mr. Kirby, 51, as Senior Vice President, is directly responsible for the Leasing Company's lease marketing operations in the North Atlantic region, including Northern Europe, the US east coast, and Scandinavia. Mr. Kirby is also responsible for the Leasing Company's corporate operations and is involved with container purchasing, contract and billing administration, container repairs and leasing-related systems. Mr. Kirby joined CCC in 1985 and is based in the United Kingdom. Since joining Cronos in 1985, Mr. Kirby served as European Technical Manager, Director of European Operations and Senior Vice President/Operations of the Leasing Company. From 1982 to 1985, Mr. Kirby was a Technical Manager with CLOU Containers, a container leasing company based in Hamburg, Germany. Mr. Kirby acquired a professional engineering qualification from the Mid-Essex Technical College in England.

Audit Committee

The Registrant is governed by CCC pursuant to the terms and provisions of its Partnership Agreement. The business of CCC, in turn, is supervised by its board of directors, consisting of Dennis J. Tietz, John Kallas, Elinor A. Wexler and John M. Foy. All of the members of CCC's board of directors are officers of CCC and therefore are not "independent" as defined by the rules of the SEC. The board of directors of CCC oversees the accounting and financial reporting processes of the Registrant and the audits of the financial statements of the Registrant.

Audit Committee Financial Expert

The board of directors of CCC has determined that John Kallas, a member of CCC's board, qualifies as an audit committee financial expert within the meaning of the rules of the SEC. CCC's board has made this judgment by reason of Mr. Kallas' experience and training, described above in Mr. Kallas' biography, under the listing of officers and directors of CCC. Because Mr. Kallas is an officer of CCC, he is not considered "independent" within the meaning of the rules of the SEC.

Code of Ethics

CCC has adopted a Code of Ethics (the "Code") that applies to the senior officers of CCC, including the officers identified above. The Code is designed to promote honest and ethical conduct by such officers in their management of the business of CCC, including its activities as general partner of the Registrant; the full and fair disclosure in the reports and documents CCC prepares for and on behalf of the Registrant; and compliance with applicable governmental laws, rules, and regulations. The Code provides a mechanism for the reporting of violations of the Code and measures to enforce adherence to the Code. A copy of the Code may be requested, without charge, from:

Cronos Capital Corp.
The General Partner
Attention: Corporate Secretary
One Front Street, Suite 925
San Francisco, CA 94111
(800) 821-7035
ir@cronos.com

Section 16(a) Beneficial Ownership Reporting Compliance

The Registrant has followed the practice of reporting acquisitions and dispositions of the Registrant's units of limited partnership interests by CCC, its general partner. As CCC did not acquire or dispose of any of the Registrant's units of limited partnership interests during the fiscal year ended December 31, 2004, no reports of beneficial ownership under Section 16(a) of the Securities Exchange Act of 1934, as amended, were filed with the SEC.

Item 11. Executive Compensation

The Registrant pays a management fee and will reimburse the general partner for various administrative expenses.

Partnership distributions are based on "distributable cash" and are paid to the general and limited partners on a quarterly basis, in accordance with the provisions of the Partnership Agreement. Distributions from operations were allocated 95% to the limited partners and 5% to the general partner. Distributions from sales proceeds were allocated 100% to the limited partners. However, if the amount of the limited partners' capital contributions invested in equipment exceeds the minimum percentage required by the Partnership Agreement, and the limited partners have received cumulative distributions equal to their capital contributions, the general partner's interest in distributions from operations will be increased by one percentage point for each 1% of the limited partners' capital contribution invested in equipment in excess of 80%.

In 1994 this threshold was reached, and, accordingly, distributions from distributable cash from operations were allocated 90% to the limited partners and 10% to the general partner. These allocations remained in effect until 1997, at which time the limited partners received from the Partnership aggregate distributions in an amount equal to their adjusted capital contributions plus a 10% cumulative, compounded (daily), annual return on their adjusted capital contributions. Thereafter, all Partnership distributions have been allocated 80% to the limited partners and 20% to the general partner. Cash distributions for the first 10% are charged to partners' capital. Cash distributions from operations to the general partner in excess of 10% of distributable cash are considered an incentive fee and are recorded as compensation to the general partner

The Registrant does not pay or reimburse CCC and its affiliates for any remuneration payable by them to their executive officers, directors or any other controlling persons. However, the Registrant does reimburse the general partner for certain services pursuant to the Partnership Agreement. These services include but are not limited to (i) salaries and related salary expenses for services which could be performed directly for the Registrant by independent parties, such as legal, accounting, transfer agent, data processing, operations, communications, duplicating and other such services; and, (ii) performing administrative services necessary to the prudent operations of the Registrant.

The following table sets forth the fees the Registrant paid (on a cash basis) to CCC for the fiscal year 2004.

	Name	Description	Cash Fees and Distributions
1)	CCC	Base management fees - equal to 7% of gross lease revenues attributable to operating leases pursuant to Section 4.4 of the Limited Partnership Agreement	$ 17,563
2)	CCC	Reimbursed administrative expenses - equal to the costs expended by CCC and its affiliates for services necessary to the prudent operation of the Registrant pursuant to Section 4.5 of the Limited Partnership Agreement	$ 17,866
3)	CCC	Interest in Fund - 5% of distributions of distributable cash for any quarter pursuant to Section 6.1 of the Limited Partnership Agreement	$ 31,065
4)	CCC	Incentive Management Fee - 10% of cash distributed from operations and sales proceeds after a 10% cumulative, compounded (daily), annual return to the Limited Partners on their adjusted capital contributions pursuant to Section 6.1 of the Limited Partnership Agreement	$ 31,065

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) Security Ownership of Certain Beneficial Owners

There is no person or "group" of persons known to the management of CCC to be the beneficial owner of more than five percent of the outstanding units of limited partnership interests of the Registrant.

(b) Security Ownership of Management

The Registrant has no directors or officers. It is managed by CCC. Ownership of units of limited partnership interests of the Registrant by CCC, its officers and/or director of CCC is as follows:

Name of Beneficial Owner	Number of Units	Percent of All Units
Dennis J. Tietz	9.0	0.04%
Elinor Wexler	15.0	0.07%
Cronos Capital Corp.	181.2	0.84%
Officers, Directors and CCC as a Group	205.2	0.95%

(c) Changes in Control

Inapplicable.

Item 13. Certain Relationships and Related Transactions

(a) Transactions with Management and Others

The Registrant's only transactions with management and other related parties during 2004 were limited to those fees paid or amounts committed to be paid (on an annual basis) to CCC, the general partner. See Item 11, "Executive Compensation," herein.

(b) Certain Business Relationships

Inapplicable.

(c) Indebtedness of Management

Inapplicable.

(d) Transactions with Promoters

Inapplicable.

Item 14. Principal Accountant Fees and Services

CCC, on behalf of the Registrant, has appointed Deloitte & Touche LLP as the Registrant's independent auditor for the fiscal year ending December 31, 2004. CCC's board of directors has the authority to pre-approve audit related and non-audit services on behalf of the Registrant, that are not prohibited by law, to be performed by the Registrant's independent auditors.

Audit Fees

Audit fees represent fees for professional services provided in connection with the audit of the Registrant's financial statements and review of its quarterly financial statements and audit services provided in connection with its statutory or regulatory filings. The Registrant incurred fees of $12,606 and $13,221 during the fiscal years ending December 31, 2004 and 2003, respectively, for these audit services.

Audit-Related Fees

The Registrant did not incur audit-related fees during the fiscal years ending December 31, 2004 and 2003. Typically, audit-related fees, if incurred, would consist of fees for accounting consultations and other attestation services.

Tax Fees

The Registrant did not incur tax fees during the fiscal years ending December 31, 2004 and 2003. Typically, tax fees, if incurred, would consist of fees for compliance services, tax advice and tax planning.

All Other Fees

The Registrant did not incur any other fees for services provided by its independent auditor during the fiscal years ending December 31, 2004 and 2003.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Page

(a)1. Financial Statements

Independent Auditors' Report....22

(a)2. The following financial statements of the Registrant are included in Part II, Item 8:

Balance Sheets – as of December 31, 2004 and 2003 23
Statements of Operations - for the years ended December 31, 2004, 2003 and 2002.... 24
Statements of Partners' Capital – for the years ended December 31, 2004, 2003 and 2002.... 25
Statements of Cash Flows – for the years ended December 31, 2004, 2003 and 2002.... 26
Notes to Financial Statements.... 27

All schedules are omitted as the information is not required or the information is included in the financial statements or notes thereto.

(a)3. Exhibits

Exhibit No.	Description	Method of Filing
3(a)	Limited Partnership Agreement of the Registrant, amended and restated as of October 13, 1987	*
3(b)	Certificate of Limited Partnership of the Registrant	**
31.1	Rule 13a-14 Certification	Filed with this document
31.2	Rule 13a-14 Certification	Filed with this document
32	Section 1350 Certifications	Filed with this document ***

---

* Incorporated by reference to Exhibit "A" to the Prospectus of the Registrant dated October 13, 1987, included as part of Registration Statement on Form S-1 (No. 33-16984)

** Incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 (No. 33-16984)

*** This certification, required by Section 906 of the Sarbanes-Oxley Act of 2002, other than as required by Section 906, is not to be deemed "filed" with the Commission or subject to the rules and regulations promulgated by the Commission under the Securities Exchange Act of 1934, as amended, or to the liabilities of Section 18 of said Act.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IEA INCOME FUND VIII,
A California Limited Partnership

By Cronos Capital Corp.
The General Partner

By /s/ Dennis J. Tietz
Dennis J. Tietz
President and Director of Cronos Capital Corp. ("CCC")
Principal Executive Officer of CCC

Date: March 24, 2005

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Cronos Capital Corp., the managing general partner of the Registrant, in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Dennis J. Tietz Dennis J. Tietz	President and Director of Cronos Capital Corp. ("CCC") (Principal Executive Officer of CCC)	March 24, 2005
/s/ John Kallas John Kallas	Chief Financial Officer and Director of Cronos Capital Corp. ("CCC") (Principal Financial and Accounting Officer of CCC)	March 24, 2005
/s/ Elinor A. Wexler Elinor A. Wexler	Vice President-Administration, Secretary and Director of Cronos Capital Corp.	March 24, 2005

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IEA INCOME FUND VIII
A California Limited Partnership

General Partner — Cronos Capital Corp.
Principal Office
One Front Street, Suite 925
San Francisco, CA 94111

Officers of the General Partner
Dennis J. Tietz
President

John Kallas
Vice President/Finance

Elinor A. Wexler
Vice President/Administration and Secretary

Board of Directors of the General Partner
Dennis J. Tietz
President, Cronos Capital Corp.

Elinor A. Wexler
Vice President/Administration and Secretary
Cronos Capital Corp.

John Kallas
Vice President/Finance, Cronos Capital Corp.

John M. Foy
Director

Investor Services
Questions concerning Partnership matters, including account changes, transfer information, requests for duplicate Schedule K-1 forms, and other requests concerning your Partnership investment may be directed to:

ACS Securities Services, Inc.
Attn: Cronos Partnership Administration
3988 N. Central Expressway, Bldg. 5, 6th Floor
Dallas, Texas 75204
Tel.: 866-275-3711 (Toll Free)
Fax: 214-887-7198

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230

Counsel
Greene Radovsky Maloney & Share LLP
Four Embarcadero Center, Suite 4000
San Francisco, CA 94111-4100

Website
For current information on
IEA Income Fund VIII, visit our website at:
www.cronos.com

10-K Report
Limited Partners may obtain without charge another copy of the Partnership's Form 10-K by writing to the General Partner



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